

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Sherilyn S. McCoy
Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, N.Y. 10105-0196

> **RE: Avon Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-04881**

Dear Ms. McCoy:

We have reviewed your response letter dated May 15, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

1. We note that you are requesting confidential treatment pursuant to Rule 83 for the entirety of your response to comment 10 in our letter dated April 13, 2012. However, it appears that your Rule 83 request is overly broad. Please resubmit your response and limit your Rule 83 request only to those portions of the response which are supportable by an exemption pursuant to the Freedom of Information Act, or, alternatively, please tell us why you believe confidential treatment for the entire response is appropriate. Please submit as correspondence on EDGAR an electronic version of the response letter that includes all the non-confidential information and that is marked using brackets or other clear markings to indicate the location of any information you have redacted pursuant to the new Rule 83 request. Please note that may have further comment once you re-submit your response to comment 10.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

1. Accounting Policies, page 7

Out-of-Period Items, page 7

2. We note that you recognized $20 million pre-tax, or $17 million after tax, in adjustments related to fiscal year 2011 and various other prior periods. The aggregate impact of these adjustments is 49% of income from continuing operations, before taxes, and 62% of income from continuing operations, net of tax. We further note your statement that these adjustments are not material to both the consolidated quarterly and annual financial statements for all impacted periods. Given the quantitative impact to the first quarter of fiscal year 2012, it is unclear how you arrived at this conclusion. Finally, we note that you recognized several out-of-period adjustments during fiscal year 2011 as well. Please provide us with your detailed materiality assessment pursuant to SAB Topics 1:M and 1:N that supports your conclusion to recognize the errors during the period in which the errors were identified for each of the periods presented in your fiscal year 2011 Form 10-K and your subsequent interim periods. Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K should be filed. Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Smith at (202) 551-3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief